EXHIBIT 3.1

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
DR. TATTOFF, INC.

Pursuant to the provisions of the Florida Business Corporation Act (the “FBCA”), Dr. Tattoff, Inc., a corporation organized and existing under the laws of the State of Florida (the “Corporation”), does hereby adopt the following articles of amendment (the “Articles of Amendment”) to its Articles of Incorporation as heretofore amended (the “Articles of Incorporation”):

FIRST

Article IV of the Corporation’s Articles of Incorporation are hereby amended by deleting Article IV in its entirety and inserting in lieu thereof a new Article IV as follows:

“ARTICLE IV
CAPITAL STOCK

On February 21, 2012, a 7-for-1 reverse stock split will occur whereby each holder of Common Stock, par value $0.0001 per share, of the Corporation shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, receive one share of Common Stock for every seven shares of Common Stock held (the “Reverse Stock Split”).  All shares of Common Stock so split that are held by a shareholder will be aggregated subsequent to the Reverse Stock Split, and each fractional share resulting from such aggregation shall be rounded up to the nearest whole share.

The maximum number of shares that the Corporation shall be authorized to issue and have outstanding at any one time shall be Twenty-Eight Million Five Hundred Seventy-One Thousand Four Hundred Twenty-Nine (28,571,429) shares, consisting of Twenty-Five Million Seven Hundred Fourteen Thousand Two Hundred Eighty-Six (25,714,286) shares of Common Stock, par value $.0.0001 per share, and Two Million Eight Hundred Fifty Seven Thousand One Hundred Forty Three (2,857,143) shares of Preferred Stock.  Series of Preferred Stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional, or other rights, including voting rights, qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.”

SECOND

The effective date of these Articles of Amendment shall be the date of filing.

THIRD

These Articles of Amendment were duly adopted on February 21, 2012, by the Board of Directors of the Corporation in accordance with Sections 607.10025 and 607.1002 of the FBCA, without shareholder action.  Shareholder action was not required.

FOURTH

The amendment to the Articles of Incorporation set forth herein does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the share division or combination exceeding the percentage of authorized shares that were unissued before giving effect to such amendment.

[signature page attached hereto]

Executed on February 21, 2012.

DR. TATTOFF, INC., a Florida corporation

By:	/s/ Mark Edwards
Name: Mark Edwards
Title: CFO

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